Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation (Commission File No.: 001-08661)

Form S-4 File No.: 333-206056

The following is a transcript of a videoconference that was made available to ACE employees on August 7, 2015.

ACE Global Employee Videoconference

August 6, 2015

Evan Greenberg, Chairman & CEO, ACE Group

Now, the Chubb transaction. The July 1 announcement was obviously, hello, the big news for the quarter. It was the big news for the year, I think. I don’t think I’ve got anything for you that’s going to top that this year. We’ll think about something for next year.

And it’s obviously a historic event for our company. I’m even more convinced today than I was at the time we made the decision to do this of the potential opportunity and the fit between our companies in terms of talent and complementary capabilities. It is going to be awesome.

While I know this is so positive for our company and I know that the vast majority of my colleagues in the company share my enthusiasm, I do at the same time--I’m beginning to sense, which is natural, some anxiety, some unease, some questions among our ranks. And frankly, I think it’s borne of both misunderstanding and the fact that it’s just very early days. And in those early days, there’s just unknowns, and unknowns make people uneasy. I want to try to clear up and at least help you think about the parts where I think there’s misunderstanding.

There’s a very simple way of looking at what will be required from both organizations to achieve a successful integration, and it’s this simple. Chubb employees, they need to be open-minded to change and becoming citizens of ACE, and ACE employees, they need to make room for many capable peers. Both need to be gracious and respectful. If I could only say one paragraph and the punch line of it, that is it. Chubb employees, you have to have an open mind about change. ACE employees, make room. These are some fabulous colleagues. They are your peers.

And by the way, there’s going to be plenty of room for opportunity, and there’s going to be an awful lot of room for advancement. I want to give you some sense of how much room we are creating. Apologies to my international colleagues who are on the phone or watching this by video. I want to focus more on North America right now specifically.

Our North American business will go from approximately $11 billion in net premiums--that’s what we write today--to $21 billion. And understand, in that $11 billion I’m including crop insurance, which is a whole separate business. It’s not part of our commercial operations within the US. So we’re going from $11 billion, which is includes that, to $21 billion. That is one big policy.

Let’s go further. The New York region alone will exceed $4 billion in size. That’s bigger than most insurance companies. That’s going to be the size of the New York region. The Chicago region is going to be approximately $2.5 billion in size.

Right now we have ten branch offices around the United States. We’re going to have more than 50 offices around the US. Some ACE people don’t generally appreciate what we are creating. I don’t expect everybody to because you can’t see these numbers, you don’t know these numbers, you don’t know the size and scale and the tremendous branch and distribution asset we are requiring. Don’t under estimate the importance for both product and customer and distribution. The size and the scale and the importance of a distribution organization like that, of going from ten branches to 50. Our own was under developed. It was under developed not just in size and scale but also it’s still not to the level of maturity that I want, that John Lupica wants, that John Keogh wants, what our vision has been for how we operate in the regions and the three-dimensional nature of how managers should be operating. We have imported it with this.

And so, when we say a branch operation in ACE, frankly we don’t give it as much credit that frankly in our nomenclature as frankly it deserves to be and what it ought to be. And so, when I speak to you about the size and the scale of that--because we’re far more product and customer focused within our organization. But when you think of distribution like this, let me tell you something, we are adding one huge dimension and capability to our organization that’s going to complement and balance what we do in product and customer. And again, there will be plenty of room, which means plenty of opportunity.

I sense some concern around the notion of the ACE culture and are we going to change. That somehow, even though I’ve said it before, and I’m going to repeat this again, and then I’m going to repeat it again a month from now and I’m going to keep repeating it until it gets into the head of everybody and you believe it because you ought to believe it: we like who we are. I like who we are. I’ve had not a small hand in crafting our culture and who we are, and the balance of management has had no small hand in that. We have been able to create within our own vision.

Well, we’re not getting rid of who we are. Yes, we’re going to borrow from the Chubb culture. We borrow from a lot of places. We find something that we like, that looks good, that can make us better, well, we constantly borrow. That is in fact part of our culture. That is a hallmark of who we are. Are we full of ourselves? Are we arrogant? Do we somehow believe we can never improve? Of course not.

And by the way, the notion of culture, we have an awful lot in common with Chubb. The cultures have a lot of similarity. And differences. And when I speak about being open-minded, that it is incumbent on Chubb people to be open-minded, I expect Chubb employees to become in tune with our culture as if it was theirs because it will be theirs. I consider it incumbent on anyone who joins our company to become in tune with our culture if you want to succeed here.

And at the same time, again, they are a very successful company, aren’t they? With a great history. And that’s not by accident. And that means there are things that they do and things about their culture; great, help us be better.

Here’s how I described our culture to our future Chubb colleagues. I’m right at it. I went to see them in Warren, and I spoke to the whole company about who we are, and I described it this way. We are an underwriting company. ACE is dedicated to technical excellence in all areas. Underwriting, claims, actuarial, marketing, sales. Strategy to us is 10% of the action. Execution is 90%. And we trade on that internally when we judge personal success in our company.

Our brand promise is can-do. We are a can-do company, and we pride ourselves on that. We are a meritocracy, and we don’t compromise that. At the same time, we are committed to diversity. Diversity of thoughts, diversity of experience, diversity of gender, diversity of race, diversity of color. Diversity. And we can be better at that, and I told them that, that while we are committed to diversity, we can improve our ability to create a culture of diversity that allows the best, whoever you are, to thrive, and wherever you are.

We’re a learning organization. And this was very important I think to say in Warren. And that means we strive for constant improvement. We’re decent people, and we’re kind to each other, and that is important in our culture. But make no mistake, we are very frank, and we don’t mistake frankness for rudeness. We admit what we don’t do well or could do better or where we could improve because there’s no shame in that. We do that openly, and we admire and put that on a pedestal within our culture. We insist upon it so that all levels of the organization will constantly improve, including me and starting in my office.

We insist upon and have a level of humility. We’re humble people. We’re never bigger than our smallest customer.

We’re earnest, and we drive to be open. As I say, we strive for constant improvement.

Another hallmark of the ACE culture is generosity of spirit. We help each other out. People look laterally. They don’t simply do what’s good for their business or good for them personally. They think about what’s best for the organization. And in this way, we need to be gracious and make room for our Chubb colleagues.

By the way, when I hear some comments like, “Well, god, that guy got this job and doesn’t come from ACE,” after all, how many of you came from other companies and assumed major positions of responsibility in ACE? Hello?

We’re optimistic. ACE is a very optimistic company. We’re youthful. We’re a flat organization. There are not a lot of layers of management in the company. The higher you go in our organization, the harder you’re expected to work. We do not apologize for that. That’s what we mean by paying the price for the position of responsibility.

We’re in touch with detail as management. We’re very decision-making oriented, and in our company, decision-making happens very, very rapidly. Management is close to the action. We’re not remote. We work at 10,000 feet and we work at ground zero every single day. We are hard working, and we do more with less as an organization, and we pride ourselves on that.

And lastly, we’re very entrepreneurial, and we’re not political.

All of that, all of that, to my ACE colleagues, we are not compromising those things about our culture and who we are. Relax about that. We insist all employees embrace them to be successful.

When we think about the North American organization as a result of the ACE-Chubb transaction, I have used the term that it’s really more like a merger of equals, even though, yes, we acquired Chubb. And I say that because we must think that way for this to be successful. And what I mean by that is we have so many complementary strengths, actual businesses that are complementary, and complementary strengths and skills and experiences, given the mix of the businesses and responsibilities, where one organization is present, the other may not be, or less one. Where one is strong, I have to tell you, the other one is stronger. It’s very well balanced.

Remember, just because we bought someone doesn’t mean we’re better than them or have a right to lord it over them. Hardly. Like ACE, Chubb is a very successful company on its own with great people and a great track record, and hardly do good people feel or behave like they’ve been bought. Hardly are they slaves. Let’s understand, we paid the shareholders of Chubb for the franchise, that precious thing that we are going to covet and that we’re going to merger and that is going to make us one much larger, extremely precious thing. Those people are our peers.

The reason we have equals coming together is because we have such complementary strengths, both businesses and distribution, and we need more good people to have an equal voice and share in a common vision and opportunity. So again, make room.

Last week we announced the senior most leadership team for North America that will become effective upon completion of the transaction, which is expected in the first quarter of next year. As co-president of the North America insurance division, John Lupica from ACE and Dino Robusto from Chubb will be the two most senior North American operating executives.

John, who is a vice-chair of ACE, will oversee the retail, commercial P&C insurance businesses that serve the large corporate market in the US and Canada, all of our E&S businesses in the US and Bermuda, our agriculture insurance business in the United States. And he will also oversee that vast field organization and distribution that supports all of the businesses, both the large account and the E&S and the businesses that report to Dino, the middle market, small commercial and personal.

Dino will oversee the retail, commercial P&C insurance businesses, serving the middle market and small commercial customer segment for all products in the US--it’s going with their strength--as well as the company’s personal lines business.

In addition, as chief field officer for the combined organization, Harold Morrison, a great guy, from Chubb will be responsible for the North America branch and field organization, and he will be reporting to John Lupica.

We are so blessed. It is beyond that we are so fortunate to have executives with this kind of leadership skill and industry experience to lead our commercial and personal P&C operations in North America. John, Dino and Harold are highly talented, experienced leaders with long records of success building and managing insurance businesses.

We also announced our intention to appoint Paul Krump to an executive global underwriting and claims position for the parent company. We are an underwriting company. I can make no greater statement about Paul and tip my hat to him as an insurance professional and a consummate underwriter than to ask him to assume a role in our company like that. We expect Paul--he is working alongside Jacques Bonneau, and I’m going to come back to that, to bring his vast experience to bear in bringing together the strengths of both companies, claims organizations, and help advance underwriting excellence across the company.

These announcements reflect everything I just said earlier. They reflect the increased number of businesses along with the size and scale of the company. They also reflect how we are making room by combining complementary businesses, strengths and experience.

I have heard--yeah, I’ve got my ears to the ground and I’ve got people who talk to me, too. Just like people talk to you. I have heard that these announcements announced more Chubb people than ACE people and that, “Hey, wait a minute, I thought we bought them. Why are there more Chubb people than ACE people announced here?” But understand that ACE is acquiring Chubb and there is more uncertainty for Chubb people as to where they fit in the new organization. Imagine how they are thinking over there right now. It’s not the other way around. There’s more stability and certainty for ACE people. It is natural.

For instance, Chris Maleno, who currently runs ACE USA, will lead the new large corporate P&C business in North America. I say the new because that business will be larger by a couple of billion dollars when this closes. But Chris, his job stays the same.

For instance, Bruce Kessler, who now runs ACE Westchester, will lead the new North American E&S business, which will be bigger by hundreds of millions of dollars. But again, Bruce already runs Westchester.

We’re not making announcements about executives and managers whose jobs remain the same, except where necessary for clarity and for clarification purposes.

We will have additional announcements in the near future about the major branches and profit centers that will then again demonstrate how we are combining the strengths of both companies. There is a collaborative effort taking place between ACE and Chubb senior executives working together. This group includes John Keogh, John Lupica, Dino Robusto, Harold Morrison, Chris Maleno and Juan Andrade.

I want to share with you an example of an extraordinary gesture of graciousness that I think is representative of ACE culture and ACE people, and I think it puts a point on some of what I’m saying. When I was preparing the announcements, and I don’t mean to embarrass the guy and he’s going to hate I’m doing this, and I apologize in advance, when I was preparing the announcement about Paul Krump, I first drafted it to say that Paul would report to Jacques Bonneau. Jacques is an executive who I have known for many years. I have worked with Jacques for many years, and I know his integrity and I know his character, and I know what kind of executive he is. And I have great confidence in him, and he knows our organization well and has proven himself over the years to me beyond any doubt.

Jacques asked that I not have Paul report to him but that, knowing who Paul is and knowing the kind of guy he is, that instead he and Paul should just work together as partners. And that’s why the announcement came out that way. And there are those who would say, “Well, there was a little less clarity in that. Looks like does Jacques work for him? Does he work for Jacques?” No. They’re working together. And that wasn’t something I contrived that way. I was prepared, and Paul was prepared, to report to Jacques. It was Jacques’ own extraordinary gesture. I have so much admiration for that, and it tells me again who Jacques is.

Again, there is plenty of room for people.

As for business integration, we’re moving quickly. Teams are already engaged in integration planning, covering all businesses and functional areas of both companies across the globe. Late last month, the senior leadership of both companies met for 2.5 days for integration planning purposes, about 50 people in total. The energy was palpable, and the chemistry and the earnestness on the part of all attendees to cooperate, learn from each other and succeed couldn’t have been better. It was beyond my wildest.

The Chubb acquisition is first about growth. It’s also about efficiency. And together, with such size and scale, our organization will create such opportunity and give us that much more flexibility to invest in and grow the combined organization. The new Chubb will be a P&C powerhouse with highly complementary business lines, distribution channels, customer segments and underwriting skills.

However, for now it’s business as usual. ACE and Chubb are still two separate companies, and we’re competitors. We have jobs to do and customers to serve, and so it’s important that everyone stays focused.

And by the way, don’t think for a second, and I don’t think many of you do, that other competitors are not making plans right now to take advantage of this awkward time between the announcement and when the transaction closes. They want to take our business. They want to take our people. And this is our house. No one comes in uninvited. And it is our business that we have fought awfully hard to have and our place, our patch, in this industry. We have earned that patch. Defend it. That’s our pride. That’s who we are, and we show them that.

Also, be proud of what we have accomplished. Be confident. God, be confident. Be optimistic in the future. It’s just so vast. Trust each other, and trust me when I say I love our company.

Boy, I love our company, and I love what this company is going to become. And that we will be thoughtful, trust that, and respectful as we put the companies together. We’ll be respectful of everyone.

It will be a long journey. You’re not going to like every moment of it, but keep your eye on what’s important. Take a long view. Be a part of history.

And with that, I’ll take questions.

Speaker:  We’re going to begin with questions here in the audience.

Borner du Cane: Good morning. Paul Borner du Cane, commercial marine. I have a question from a broker with regard to the merger, as the two companies come together with two different sets of strengths, how will you ensure brokers do not lose the best of each company’s products and services?

Greenberg:  Well, without getting too granular about it, what Chubb does well, what ACE does well, we’re going to--it’s common sense. We’re going to preserve that. And the first thing we’re going to have is a balance of skills and a balance of experiences between the two, and that will be true in any unit, in any area, in any product area and in any geography. We’re being very thoughtful about that.

So we understand to a degree right now, though we don’t understand in a granular fashion yet because we’re still two separate companies, exactly within each line of business, so within marine in London in a specific sense, where are the complementary strengths of each. We’re going to preserve who we are, where we’re making money. We’re going to preserve who they are, where they’re making money. And we’re putting the two together.

I don’t know how to answer it any more clearly. And we’re listening. It’s all about facts and letting the facts speak to you, being open-minded about the facts. Aiming before you shoot. So doing your homework in advance of integration of any area. And that we are thoughtful about. We have a thoughtful process that has begun already that will take many, many months so that we can do things area by area, product by product, geography by geography.

And by the way, we have established that plan of action with teams in the US. We have established it now. We’ve kicked it off in Europe last week in London. Latin America is going this week, and the week after is Asia. We’re not letting grass grow under our feet, and we are at this project planning and fact discovery everywhere. And so, we’re going to leave ourselves plenty of time to be thoughtful about this. Thank you.

Stanton:  Good morning, Mr. Greenberg. My name is Nina Stanton. I work in the large multi-national program space in New York within ACE USA’s global cash flow unit. So my question for you is, listening to Nadia’s comments earlier on competitive rates, consolidation and a shrinking economic environment in the European market, will the ACE-Chubb integration result in greater market share for us in Europe? If so, where do you expect the most material growth in?

Greenberg:  Yeah, good question. Yes, our market share growth, our market share increases in Europe because just this year, just by the fact that we both are doing business in Europe, so when you put us together, we have greater market share. Chubb, it’s very complementary because ACE, as Nadia talked to you about, ACE is endeavoring to branch out more into the middle market, and we’re doing it with specialty products in particular. Chubb’s efforts in Europe, specifically in the continent of Europe, have been middle market oriented, not large account oriented. They’ve been doing the same thing.

And by the way, with complementary products that we don’t have. Some are an overlap, and some are ones we don’t have in both the UK and on the continent. And by the way, with the UK in particular, it’s traditional packaged business that they’re doing a good job at that we don’t really know how to do and we don’t do a good job at. But that’s the flow business that helps us to sell a lot more of the specialties that we’re endeavoring to sell.

Their ability in distribution management, we are much more concentrated in the large brokers in the UK and on the continent. They are less so, and out in that middle market. So the two together is going to advance our capabilities in that area.

Finally in the UK, they have built a high net worth business, and it looks like a pretty decent business to us. And we are not present in the UK in that business, so it’s extending our reach a step further. Make sense to you?

Stanton:  Thank you.

Greenberg:  You’re welcome.

Reilly:  Good morning.

Greenberg:  Boy, you make a big acquisition, people really want to come out and ask questions. It’s great.

Reilly:  My name’s Kevin Reilly. I’m with the commercial surety team. My question has to do with consolidation in the marketplace. In the past year, there’s been some noticeable consolidation in the marketplace between our Chubb transaction, Tokio Marine’s purchase of HCC, consolidation in health insurance as well as in the brokerage side. What impact do you see this consolidation having on the market? And more specifically, what impact do you see it having on the soft pricing environment we see right now?

Greenberg:  Yeah. I don’t think these consolidations are going to have a lot of impact on the pricing environment in the marketplace that I see today. I think it’s going to be marginal, and it will go both ways. In some cases, it may create a little more discipline. On the other hand, in some other cases of acquisitions I see, I have concerns that it’s just going to make them more competitive in their view of pricing. So not necessarily competitive in a responsible way but maybe in a more irresponsible way.

You know, look, this industry, like any industry, they go through--it all runs in cycles. And it’s sort of like forest regeneration. You’ll see consolidation, which means you’re now going to have bigger trees. That’s going to open more daylight in the market, and more small companies are going to see opportunity and develop. And as those companies develop, then they consolidate. And sooner or later, they become the old boys. And there’s more consolidation that way, and new ones crop up, and it’s a never-ending cycle that way.

So I don’t think of it the way people tend to think of this in some way like it’s a moment, it’s a chapter, that means it’s the end, it’s sort of like the end of history. No. It just continues in these cycles that way.

And right now, it’s a natural consequence of a lot of capital with not a lot of opportunity, for the most part. And that’s what most of them I find as defensive. There’s another breed, particularly I see it--you mentioned HCC. I see it with Japanese companies. In Japan you can earn 1% on your money, maybe. There is no growth in the Japanese insurance market. Where are Japanese companies going? And if you offer them a 6 or 7% return on their money, to me I won’t spend ACE’s money for a 6 or 7% return, but if you’re in a 1% interest rate environment and there is absolutely no growth potential in your marketplace, 6 or 7% return looks pretty good. So you can buy companies like HCC, and you’ll get the kind of return you’re looking for. In some ways, it makes it more difficult for a competitor because I want a higher rate of return than that.

So there’s different motivations, depending on who you are. You’re seeing Chinese companies that are now investing abroad and beginning to invest in the insurance industry. Well, Chinese companies and the economy is developing, and it is natural that they will go and invest beyond their borders. What the heck, that’s what America did. As we developed as a country, we then went abroad for opportunity. It’s how you continue to gain technology, gain knowledge, grow your business. And so, they’re going to enter the insurance business that way. Welcome. Good luck to you. It’s a tough business, and they don’t bring a lot of skills to it yet, but they’ll learn and they’ll become another competitor.

I give you these examples because there’s not one motivation here. There are many motivations. And that’s what’s driving it. It’s more complex.

Speaker:  We’ll now go to the Paris office where we have a question.

Speaker:  Hello. Can you hear me? Good afternoon. My question relates to ratings. The ratings of both ACE and Chubb have been put under review with negative implications further to the transaction. So my question is twofold. How long do you think it will take to remove the negative implications, and do you ultimately expect our ratings to be strengthened by the deal?

Greenberg:  I have to tell you, you’re very funny how you came across on the video for a moment because the way the camera was positioned, it looked like either you were the tallest woman in the world and you were ducking down from the ceiling, or the ceiling in the room you’re in is really low. But I know you were trying to look at the camera. I got that. But that was pretty funny.

Look, I expect that there’s--they put us on watch that way. We expected that. And it isn’t because of our financial strength. It’s because of the unknowns and the risk that creates. Unknowns, we’ve announced something, we haven’t closed it, and that has to happen. And then the integration risk. Can we integrate successfully and preserve value or grow value and not destroy value?

And that’s why the rating agencies put down that marker, and they do that. While it’s rational and I understand it on the one hand, on another hand I think, no guts. And that’s okay. I don’t expect that of them.

I do expect, and my colleagues expect, that those rating outlooks of negative will be removed and that we will be affirmed in due course. I’m not going to worry about it. It’s not the thing I’m going to obsess about at all. We’ve got a job to do. We do our job, and our ratings will reflect that. Not a problem.

Speaker: We now have several questions from the Ask Evan mailbox. This first one is from Michelle in Philadelphia. What changes are planned for the Philadelphia and Wilmington offices following the Chubb acquisition? And also, employees in Mexico and Brazil asked the same question about their locations.

Greenberg:  Yeah, I can’t give you those answers with any specificity. I’m not holding back on you. I don’t know the answers yet. I know the themes, and I’ve said it, and I’ve said it before. You take North America. There is not that much overlap in terms of the businesses themselves, the underwriting and the sales and marketing and the front room of the businesses. There is substantial overlap in support functions. And as Chubb knows, we’re going to have only one head office, and ACE already has a head office.

Number two, in North America in the support functions, there is duplication between the two. We are going to pick--we are going to create models that are the models of the best efficiency. We are going to pick the best people to fill those roles between the companies, and there will be efficiencies. There will be reductions of staff, and some of that’s going to take place on both sides. I owe it to everybody to always be honest about that.

Some of our North America headquarter functions, they’re going to move from Philadelphia, and they will be in New Jersey. Now, which ones and how that happens, we haven’t decided. But that marker is down, and we’re going to go in that direction and combine them.

As it all takes shape, as we know, as we come towards closing, we will--everybody will become aware of facts. I can give you that as a theme, and I know it creates some unease and it is just--it is a dynamic, it is a natural consequence of it. There will be more information to come in the future.

Internationally it’s more straightforward. Given Chubb’s operations internationally, which is outside the United States, I’m referring to, ex-Canada, we’re going to be folding Chubb operations into ACE, so the business and the people, the staff that we require, marginal cost theory, that we require to service that business, that addition, is what is going to come into ACE. There will be far less impact on ACE internationally, and it will be more Chubb that we will be just folding it in.

In Canada, we’re going to fold ACE into Chubb, and there again, there will be a lot of room in terms of lines of business that are complementary. There will be back office that will be duplication. There will be certain lines of business where there’s duplication. And we will pick best of breed between companies. It is the rational way to do it.

Speaker:  This next question is from Jehan in California. How will this acquisition impact the local ACE ESIS offices as far as staffing and accommodating Chubb’s existing claims. In other words, is ACE planning on adding multi lines such as property, casualty, auto, to the existing claims offices that are currently only handling workers’ compensation claims?

Greenberg:  First of all, ESIS is a TPA, and ESIS is a third-party--that’s a third-party administrator whose purpose of existence, let’s not kid ourselves, is to serve customers’ claims, not ACE claims. ACE claims are a derivative of that, and if you think that you exist for the purpose of servicing ACE claims in particular, then you’re making a big mistake. We wouldn’t have ESIS. We have ESIS to serve customers, and you serve customers in GL, AL and workers’ comp. And you need more customers, and you have to do a better job of servicing those customers. And I am not happy at your growth capabilities at the moment, and I expect you to improve ESIS, and I think you have tremendous opportunity and you’re frustrating me. So stop thinking about that question and get on and do your job that you really were put on this earth to do.

Speaker:  Okay. The next question is from--this is from Catherine in New York. What changes, if any, can ACE employees expect with respect to their ACE stockholding options and other ACE benefits? And there was a related question from James in New York. Will the acquisition affect the employee stock purchase plan currently in effect at ACE?

Greenberg:  It will not affect the employee stock purchase plan. Your ACE stock and your ACE stock options I hope just become more valuable. There is no change to that. Your employee benefits are not changing as far as I can tell. It’s the same. Please don’t over think this.

Speaker:  Next question is from Robert in New Jersey. In the past you have stated that a significant component of ACE’s broader strategy includes generating new growth within emerging markets such as Latin America. How does the Chubb acquisition play into this approach, and how do you envision it strengthening our products, personnel and presence in the region?

Greenberg:  Yeah, in Asia and Latin America it adds incremental capability for us. And I won’t overstate it. We’re a pretty big dog in Latin America, and we’re a pretty big dog in Asia. What it will do is strengthen our middle market presence. It will add some very good people, particularly in Australia. We’re going to gain benefit there in professional lines. In Asia we’re going to gain some benefit there. It will help us in Colombia where the two of us together are about of equal size, so we will become larger and in complementary lines. ACE has been doing more large accounts, trying to drop down to the middle market. Chubb is doing more middle market in Colombia, and that benefits us.

In the balance, other than middle market and professional lines in some areas, it doesn’t bring that much to us but incremental presence grows. So in Latin America, we’re going to grow another roughly $500 million of premium, and in Asia another $500 to $700 million. It adds to our presence.

But again, it’s that same theme you heard me talking about in Europe. You heard me talking about it in the United States. Middle market. Particularly in the traditional lines of business and distribution and compensation systems for producers beyond the big alphas, to incent them to work and give that business to us. It’s adding that dimension to our company, something that is more of a white space for us. Some places, it catapults us in that. The United States. Some places, it incrementally benefits us and helps us.

But I’ve got to tell you, one thing I know about this company where I have such faith, and it comes full circle about our culture, when we import some DNA of knowledge and experience, I have yet to see us fail to take advantage--to notice it and take full advantage of it and wring out the potential from it. And that’s what it’s going to do for us. I have faith in all of you as my colleagues.

Speaker:  This question is from Ivan in Mexico. With our name--

Greenberg:  It’s the last one I’m taking, yeah.

Speaker:  With our name and brand changing from ACE to Chubb worldwide, are we going to keep recently acquired local brands, such as ABA, Fianzas Monterrey and others, or will these also change to Chubb?

Greenberg:  No.  We’re going to be very thoughtful about that. Look, when we acquired those brands, we could have changed the name just to ACE. We didn’t do that because we co-branded them because they have such brand equity in their marketplace. ABA has huge brand equity. We had to call it, by the way, ABA, an ACE company with an ACE logo there, because if you said ACE ABA, it’s something like “doing beans” in Spanish, and we couldn’t do that. Yeah, the things that you learn that are great.

So it’s going to--we’re going to--so Fianzas Monterrey will be instead of ACE Fianzas Monterrey it will be Chubb Fianzas Monterrey. And ABA, it will be ABA, a Chubb company. That’s how we’re going to do it. Kind of simple guys about it. Look to us for consistency. Where you left us standing is generally where you’ll find us. We’re reliable.

Look, everybody, this is exciting. Look ahead. Look forward. Take that longer view. Don’t put everything under a microscope and examine every little speck and try to over interpret and over read. Things are simpler than that. And you all have jobs to do. We’ve got those who are trying to create mischief for us. I know I’ll do my part. I need you to do your part. Defend who we are. Serve our customers. Serve more customers. Serve our brokers. Underwrite well. Pay those claims that need to be paid. Keep us safe in actuarial. And I can go on and on.

Do your jobs, please. And this is going to be a very exciting future. Thank you very much.

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at

www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, “Risk Factors” in ACE’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, which was filed with the SEC on August 4, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE has filed a registration statement on Form S-4, containing a preliminary joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus contained in the registration statement on Form S-4, which has been filed with the SEC, and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.